Mail Stop 6010

April 8, 2009

Ramani Ayer
Chairman and Chief Executive Officer
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, Connecticut 06155

Re: **The Hartford Financial Services Group, Inc.**
     Preliminary Proxy Statement on Schedule 14A
     Filed April 3, 2009
     File No. 1-13958

Dear Mr. Ayer:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Information, page 1

Q: What vote is required to approve each proposal?, page 2

1. It appears that under Delaware law the approval of Proposal # 3 would require the affirmative vote of a majority of the outstanding shares rather than just a majority of those shares present in person or represented by proxy. Please revise your disclosure accordingly or, in the alternative, please provide us with an analysis supporting your conclusion that a majority of the shares present in person or

represented by proxy is sufficient to amend your amended and restated certificate of incorporation.

<u>Item 3. Management Proposal Regarding Amendment of the Company's Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 10</u>

2. We note that you are seeking shareholder approval to amend the Company's amended and restated certificate of incorporation to increase the number of authorized shares of your Common Stock from 750,000,000 to 1,500,000,000. Please revise your disclosure to describe any plans, arrangements or understandings to issue shares of Common Stock that will be available if shareholders approve the amendment and it becomes effective. If you have no such plans, arrangements or understandings, please revise your disclosure to state so.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Amanda Aquino
        The Hartford Financial Services Group, Inc.